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                            October 15, 2020

       Ryan D. Campbell
       Chief Financial Officer
       Deere & Company
       One John Deere Place
       Moline, Illinois 61265

                                                        Re: Deere & Company
                                                            Form 10-Q for the
Quarterly Period Ended August 2, 2020
                                                            Filed August 27,
2020
                                                            File No. 001-04121

       Dear Mr. Campbell:

              We have reviewed your October 13, 2020 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to prior comments is to the comment in our September 29, 2020 letter.

       Form 10-Q for the Quarterly Period Ended August 2, 2020

       Condensed Notes to Interim Consolidated Financial Statements (Unaudited)
       Note 21. Supplemental Consolidating Data, page 42

   1. We note your response to prior comment 1. We continue to believe that including the
                                                        Financial Services
segment using the equity method of accounting in your presentation of
                                                        Equipment Operations is
a tailored accounting principle under Question 100.04 of the
                                                        Non-GAAP Compliance and
Disclosure Interpretations. Please remove this presentation
                                                        in future filings.
 Ryan D. Campbell
FirstName LastNameRyan D. Campbell
Deere & Company
Comapany
October 15,NameDeere
            2020     & Company
October
Page 2 15, 2020 Page 2
FirstName LastName
       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology